1721 Donna Road West Palm Beach, FL 33409

August 19, 2014

William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Amendment to Form 8-K

Filed August 18, 2014

File No. 1-32620

Dear Mr. Thompson

We reviewed your comment letter dated August 12, 2014, accepted the changes you recommended and filed an Amendment to Form 8-K which we filed on August 18, 2014.

Specifically, we amended the first sentence of the second paragraph of Item 4.01 (Changes in Registrant’s Certifying Accountant) in order to make it clear that the engagement of RBSM LLP was approved by QSGI’s Board of Directors. We further amended the second sentence of the second paragraph of Item 4.01 to make it clear that QSGI did not consult with RBSM LLP during the two most recent years or any subsequent interim period prior to engaging that accountant. Finally, as recommended, we removed the disclosures regarding Morison Cogen LLP which we had previously reported in Form 8-K filed on May 28, 2014.

We acknowledge that

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

 /s/ Marc Sherman

Marc Sherman

Chairman

QSGI, Inc.

P 1-561-629-7128	F 1-561-629-7341	www.QSGIInc.com